UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aldila Inc.

(Name of Issuer)

Common Stock; Par value $.01

(Title of Class of Securities)

014384200

(CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. HomeField Capital L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	......................................................................................................................................

	(b)	......................................................................................................................................

3.	SEC Use Only ......................................................................................................................

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 282,434

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 282,434

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,434

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………………………………………………………………………..................................

11.	Percent of Class Represented by Amount in Row (11) 5.46%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. HomeField Capital Associates LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	......................................................................................................................................

	(b)	......................................................................................................................................

3.	SEC Use Only ......................................................................................................................

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: -282,434-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -282,434-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,434

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………………………………………………………………………..................................

11.	Percent of Class Represented by Amount in Row (11) 5.46%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. William J. Feil

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	......................................................................................................................................

	(b)	......................................................................................................................................

3.	SEC Use Only ......................................................................................................................

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 282,434[1]

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 282,434

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,434

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………………………………………………………………………..................................

11.	Percent of Class Represented by Amount in Row (11) 5.46%

12.	Type of Reporting Person (See Instructions) IN

1 Represents the holdings of HomeField Capital L.P.  William J. Feil disclaims any beneficial ownership interest of the shares held by any funds for which HomeField Capital L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

1.	Names of Reporting Persons. Richard Crosby

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	......................................................................................................................................

	(b)	......................................................................................................................................

3.	SEC Use Only ......................................................................................................................

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 282,434[2]

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 282,434

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,434

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) …………………………………………………………………………...............................

11.	Percent of Class Represented by Amount in Row (11) 5.46%

12.	Type of Reporting Person (See Instructions) IN

2 Represents the holdings of HomeField Capital L.P.  Richard Crosby disclaims any beneficial ownership interest of the shares held by any funds for which HomeField Capital L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

1.	Names of Reporting Persons. William J. Vernon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	......................................................................................................................................

	(b)	......................................................................................................................................

3.	SEC Use Only ......................................................................................................................

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power: 282,434[3]

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 282,434

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 282,434

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………………………………………………………………………..................................

11.	Percent of Class Represented by Amount in Row (11) 5.46%

12.	Type of Reporting Person (See Instructions) IN

3 Represents the holdings of HomeField Capital L.P.  William J. Vernon disclaims any beneficial ownership interest of the shares held by any funds for which HomeField Capital L.P. acts as an investment adviser, except for that portion of such shares that relates to his economic interest in such shares, if any.

Item 1.

(a)	Name of Issuer: Aldila Inc.

(b)	Address of Issuer's Principal Executive Offices: 14145 Danielson St. Suite B, Poway, CA 92064.
Item 2.

(a)
Name of Person Filing:

This statement is filed on behalf of HomeField Capital L.P. (“HFLP”), a Delaware limited partnership, HomeField Capital Associates LLC (“HFLLC”), a Delaware limited liability company, and William J. Feil (“Feil”), Richard Crosby (“Crosby”), and William J. Vernon (“Vernon”), all United States citizens.  HFLP is a  registered investment adviser.  HFLLC is the general partner and a controlling person of HFLP.  Each of Feil, Crosby and Vernon is a Member of HFLLC.  This statement relates to shares held for the accounts of private investment funds and managed accounts for which HFLP acts as investment adviser.  An agreement among HFLP, HFLLC, Feil, Crosby and Vernon in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

(b)	Address of Principal Business Office or, if none, Residence: 375 Park Avenue, Suite 1905, New York, NY 10152.

(c)	Citizenship: HFLP is a Delaware limited partnership. HFLLC is a Delaware limited liability company and Feil, Crosby and Vernon are all United States citizens.

(d)	Title of Class of Securities: Common Stock; Par value $.01

(e)	CUSIP Number: 014384200

Item 3.	HFLP is a registered investments adviser. HFLLC is a control person of HFLP.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 282,434

(b)	Percent of class: 5.46%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 282,434

	(ii)	Shared power to vote or to direct the vote: -0-.

	(iii)	Sole power to dispose or to direct the disposition of: 282,434

	(iv)	Shared power to dispose or to direct the disposition of: -0-.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The limited partners of (or investors in) each of the private investment funds and the owners of the managed accounts for which HFLP acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held for the accounts of such funds and managed accounts in accordance with their respective interest (or investment percentages) in such funds or managed accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification

(a)
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February13, 2009

HomeField Capital L.P.

By its General Partner:
HomeField Capital Associates LLC

By its Members:
/s/ William J. Feil
William J. Feil
Member

/s/ Richard Crosby
Richard Crosby
Member

/s/ William J. Vernon
William J. Vernon
Member

HomeField Capital L.L.C.

By its Members:
/s/ William J. Feil
William J. Feil
Member

/s/ Richard Crosby
Richard Crosby
Member

/s/ William J. Vernon
William J. Vernon
Member

/s/ William J. Feil
William J. Feil

/s/ Richard Crosby
Richard Crosby

/s/ William J. Vernon
William J. Vernon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A —	Agreement among HFLP, HFLLC, Feil, Crosby and Vernon to file this statement jointly on behalf of each of them.

EXHIBIT A
AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:	February 13, 2009
New York, New York

HomeField Capital L.P.

By its General Partner:
HomeField Capital Associates LLC

By its Members:
/s/ William J. Feil
William J. Feil
Member

/s/ Richard Crosby
Richard Crosby
Member

/s/ William J. Vernon
William J. Vernon
Member

HomeField Capital L.L.C.

By its Members:
/s/ William J. Feil
William J. Feil
Member

/s/ Richard Crosby
Richard Crosby
Member

/s/ William J. Vernon
William J. Vernon
Member

[Signatures continue on next page]

William J. Feil
/s/ William J. Feil
William J. Feil

Richard Crosby
/s/ Richard Crosby
Richard Crosby

William J. Vernon
/s/ William J. Vernon
William J. Vernon